Exhibit 99.1

The Company expects to report the following results in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022. These expected results are subject to completion of the Company’s financial statement review process for the three and nine months ended September 30, 2022.

Comparison of the three months ended September 30, 2022 versus the three months ended September 30, 2021

For the three months ended September 30, 2022, the Company’s net loss was $10.0 million, or a loss of $0.79 per share, as compared to net loss of $1.3 million, or a loss of $0.13 per share, for the three months ended September 30, 2021. This $8.7 million increase in net loss is primarily due to a $3.7 million increase in property operations expenses, a $1.3 million increase in general and administrative expenses, a $0.4 million increase in sales and marketing expenses, a $0.7 million increase in franchise fees, a $0.3 million increase in management fees, a $0.8 million increase in depreciation expense, a $0.4 million increase in other expenses, a $1.7 million increase in interest expense, and a $6.5 million increase in income tax expense, partially offset by a $6.8 million increase in room revenue, a $0.5 million increase in other revenue, and a $0.1 million decrease in PPP loan forgiveness.  The increases in expenses were primarily due to the acquisitions of three hotel properties in the first quarter of 2022 and the acquisition of three properties and a 24.9% equity and profits interest in the parent of an entity holding a leasehold interest in one property in the third quarter of 2022. For the nine hotel properties that were open throughout the applicable comparable periods, hotel occupancy, average daily rate (“ADR”) and revenue per available room (“RevPAR”) were 71.91%, $125.22, and $90.05, respectively, for the three months ended September 30, 2022.  For these same hotel properties, hotel occupancy, ADR and RevPAR were 68.73%, $117.30, and $80.62, respectively, for the three months ended September 30, 2021.  The increases in hotel occupancy rates, ADR and RevPAR were primarily due to the ongoing recovery in lodging demand from the impacts of COVID-19 during 2022. The increase in income tax expense is driven by a $6.1 million deferred tax asset valuation allowance.

Comparison of the nine months ended September 30, 2022 versus the nine months ended September 30, 2021

For the nine months ended September 30, 2022, the Company’s net loss was $16.7 million, or a loss of $1.38 per share, as compared to net loss of $3.6 million, or a loss of $0.37 per share, for the nine months ended September 30, 2021. This $13.1 million increase in net loss is primarily due to a $10.0 million increase in property operations expenses, a $2.9 million increase in general and administrative expenses, a $0.9 million increase in sales and marketing expenses, a $1.8 million increase in franchise fees, a $1.1 million increase in management fees, a $2.0 million increase in depreciation expense, a $0.7 million increase in other expenses, a $4.4 million increase in interest expense, and a $6.5 million increase in income tax expense, partially offset by a $17.5 million increase in room revenue, a $1.3 million increase in other revenue, and a $1.7 million decrease in PPP loan forgiveness.  The increases in expenses were primarily due to the acquisitions of three hotel properties in the first quarter of 2022 and the acquisition of three properties and a 24.9% equity and profits interest in the parent of an entity holding a leasehold interest in one property in the third quarter of 2022. For the nine hotel properties that were open throughout the applicable comparable periods, hotel occupancy, ADR and RevPAR were 74.33%, $119.17, and $88.57, respectively, for the nine months ended September 30, 2022.  For these same hotel properties, hotel occupancy, ADR and RevPAR were 72.36%, $105.84, and $76.59, respectively, for the nine months ended September 30, 2021.  The increases in hotel occupancy rates, ADR and RevPAR were primarily due to the ongoing recovery in lodging demand from the impacts of COVID-19 during 2022. The increase in income tax expense is driven by a $6.1 million deferred tax asset valuation allowance.